UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Republic Airways Holdings Inc.
(Name of Issuer)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
760276 10 5
(CUSIP Number)
Clive D. Bode
Vice President
TPG Capital, L.P.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
(817) 871-4000

Copy to:
Rick C. Madden, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   760276 10 5

1.	Names of Reporting Persons. TPG Advisors V, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 7.3%*
14.	Type Of Reporting Person (See Instructions) CO

* The calculation is based on 34,448,683 shares of Issuer Common Stock outstanding as of July 31, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 6, 2009.

CUSIP No.   760276 10 5

1.	Names of Reporting Persons. David Bonderman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 7.3%*
14.	Type Of Reporting Person (See Instructions) IN

* The calculation is based on 34,448,683 shares of Issuer Common Stock outstanding as of July 31, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 6, 2009.

CUSIP No.   760276 10 5

1.	Names of Reporting Persons. James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (see Item 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 7.3%*
14.	Type Of Reporting Person (See Instructions) IN

* The calculation is based on 34,448,683 shares of Issuer Common Stock outstanding as of July 31, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 6, 2009.

Item 1.           Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $.001 per share (“Issuer Common Stock”), of Republic Airways Holdings Inc., a Delaware corporation (“Republic” or the “Issuer”).  The address of the principal executive office of the Issuer is 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Item 2.           Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), David Bonderman and James G. Coulter. The business address of each of the Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of Advisors V is serving as the sole ultimate general partner of related entities (including the TPG Midwest US V, LLC, a Delaware limited liability company (“TPG Midwest US”) and TPG Midwest International V, LLC, a Delaware limited liability company (“TPG Midwest International” and, together with TPG Midwest US, the “TPG Funds”)) engaged in making investments in securities of public and private companies.

Advisors V is the sole managing member of TPG Midwest US, and Advisors V is the sole general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which in turn is the sole managing member of TPG Midwest International. Through the TPG Funds, and as described in greater detail in Item 5, the Reporting Persons may be deemed to beneficially own the 2,500,000 shares of Issuer Common Stock reported herein.

The present principal occupation of David Bonderman is Chairman of the Board and President of Advisors V and other affiliated entities.

The present principal occupation of James G. Coulter is director and Vice President of Advisors V and other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors V are listed on Schedule I hereto.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Pursuant to the Investment Agreement, dated as of June 23, 2009 (the “Investment Agreement”) by and among TPG Midwest US, TPG Midwest International and Republic, on July 31, 2009 (the “Closing Date”), the TPG Funds assigned to Republic all of their rights and obligations in their capacities as “Lenders” under the Amended and Restated Senior Secured Credit Agreement (the “Credit Agreement”), dated as of September 3, 2008, among Midwest Airlines, Inc., a Wisconsin corporation (“Midwest”),

Midwest Air Group, a Wisconsin corporation, each of the subsidiaries of Midwest from time to time party thereto, each of the Purchasers, the Company, Wells Fargo Bank Northwest, National Association, as administrative agent and as collateral agent, as amended by Amendment No. 1 to Amended and Restated Credit Agreement, dated as of October 28, 2008, Amendment No. 2 to Amended and Restated Credit Agreement, dated as of January 28, 2009 and Amendment No. 3 to Amended and Restated Credit Agreement, dated as of June 2, 2009, and as further amended, modified or supplemented from time to time, in exchange for (a) a specified amount of cash paid by Republic; and (b) a convertible note issued by Republic, substantially in the form of Annex A to the Investment Agreement, having a principal amount of $25 million and a five-year maturity and convertible by the TPG Funds in whole or in part, from time to time, prior to maturity into 2,500,000 shares of Issuer Common Stock, subject to adjustment in certain circumstances (the “Convertible Note”).

The transactions contemplated by the Investment Agreement did not require the payment of any cash consideration by the Reporting Persons to acquire the Convertible Note.

References to and descriptions of the Investment Agreement and the Convertible Note set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents which are attached as Exhibit 2 hereto and incorporated herein by this reference.

Item 4.           Purpose of Transaction

The information set forth in Item 3 is incorporated herein by this reference.

Convertible Note

In connection with the Investment Agreement, on the Closing Date, Republic issued to the TPG Funds the Convertible Note.  The Convertible Note is convertible by the TPG Funds in whole or part, from time to time, prior to maturity into 2,500,000 shares of Issuer Common Stock, subject to adjustment in certain circumstances.

Composition of Republic’s Board of Directors

Under the terms of the Investment Agreement, so long as the TPG Funds and their affiliates in the aggregate beneficially hold at least 50% of the principal amount of the Convertible Note or beneficially own at least 50% of shares of Issuer Common Stock issuable upon conversion of the Convertible Note (the “Conversion Shares”), the TPG Funds have the collective right to designate one person for nomination for election to the Board of Directors of Republic.

Registration Rights Agreement

In connection with the Investment Agreement, Republic and the TPG Funds entered into a Registration Rights Agreement, dated as of July 31, 2009 (the “Registration Rights Agreement”).   The Registration Rights Agreement provides that Republic will prepare and file or cause to be prepared and filed with the Securities and Exchange Commission (the “SEC”), on or before the first anniversary of the Closing Date (the “Filing Deadline Date”), a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”) registering the resale from time to time by the TPG Funds and their respective assigns of Registrable Securities (as defined below), which registration statement shall be on Form S-3 or another appropriate form permitting registration of such Registrable Securities for resale by the holders in accordance with the methods of distribution elected by the holders.  Republic has agreed to use its reasonable best efforts to cause the registration statement to be declared effective under the Securities Act, on or before the date that is one-hundred and twenty (120) days after the Filing Deadline Date, and to keep the registration statement continuously effective under the Securities Act until the date that all Registrable Securities have ceased to be Registrable Securities.

“Registrable Securities” means the Conversion Shares and any securities into or for which such Conversion Shares have been converted or exchanged or into which the Convertible Note may be converted, and any security issued with respect thereto upon any stock dividend, split or similar event until, in the case of any such security, the earliest of: (A) the date on which such security has been registered under the Securities Act and disposed of pursuant to an effective registration statement; (B) the date on which such security may be sold or transferred by the Holder thereof under Rule 144 under the Securities Act without any volume restrictions; and (C) the date on which such security ceases to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

References to and descriptions of the Investment Agreement, the Convertible Note and the Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents which are attached as Exhibits 2 and 3 hereto and incorporated herein by this reference.

The Reporting Persons may seek to dispose all or part of the Convertible Note or the shares of Issuer Common Stock that may be issued to the TPG Funds upon conversion (including, without limitation, distributing some or all of such shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.

In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock or associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock and securities exercisable for or convertible into Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, the Reporting Persons may engage in discussions with management, the Board of Directors of Republic, other stockholders of Republic and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Republic.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of Republic as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of Republic or disposing securities of Republic; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving Republic or any of its subsidiaries; selling or transferring a material amount of assets of Republic or any of its subsidiaries; changing the present Board of Directors or management of Republic, including changing the number or term of directors or filling any existing vacancies on Republic’s Board of Directors; materially changing the present capitalization or dividend policy of Republic; materially changing Republic’s business or corporate structure; changing Republic’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of Republic by any person; causing a class of securities of Republic to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of Republic to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.           Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by this reference.

(a) The following disclosure assumes that there are 34,448,683 shares of Issuer Common Stock outstanding as of July 31, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 6, 2009.

(b) Pursuant to Rule 13d-3 under the Act, through the TPG Funds, the Reporting Persons may be deemed to beneficially own 2,500,000 shares of Issuer Common Stock issuable upon the conversion of the Convertible Note owned by the TPG Funds, which number of shares shall be subject to adjustment in certain circumstances.  On an as-converted basis, the 2,500,000 shares of Issuer Common Stock, as of July 31, 2009, constituted approximately 7.3% of the outstanding shares of Issuer Common Stock.

As described in greater detail in Item 2 above, through their respective affiliation with the TPG Funds, each of the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock issuable upon conversion of the Convertible Note owned by the TPG Funds.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, has engaged in any transaction during the past 60 days involving any shares of Issuer Common Stock.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.

2.
Investment Agreement, dated as of June 23, 2009, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc., including the form of the Convertible Note attached as Annex A thereto (incorporated by reference to Exhibit 10.62(g) to Republic’s Current Report on Form 8-K, filed on June 24, 2009).

3.	Registration Rights Agreement, dated as of July 31, 2009, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    August 10, 2009

TPG ADVISORS V, INC.

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

David Bonderman

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of James G. Coulter (2)

(1)
Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the SEC as an exhibit to a Form 4 (SEC File No.: 001−32875) filed by Mr. Bonderman on March 1, 2007.

(2)
Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the SEC as an exhibit to a Form 4 (SEC File No.: 001−32927) filed by Mr. Coulter on March 1, 2007.

SCHEDULE I

The names of the directors and the names and titles of the executive officers of Advisors V and their principal occupations are set forth below.  Each occupation set forth opposite an individual’s name refers to Advisors V, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.

2.
Investment Agreement, dated as of June 23, 2009, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc., including the form of the Convertible Note attached as Annex A thereto (incorporated by reference to Exhibit 10.62(g) to Republic’s Current Report on Form 8-K, filed on June 24, 2009).

3.	Registration Rights Agreement, dated as of July 31, 2009, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc.